Filed by New York Health Care, Inc.
                                             pursuant to Rule 425 under the
                                             Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of
                                             1934.

                                             Subject Company: The Bio Balance
                                             Corp. Form S-4 File No. 333-85054

                                             Date: November 6, 2002

On November 6, 2002, New York Health Care, Inc. issued the following press release:

FOR IMMEDIATE RELEASE

             SEC DECLARES NEW YORK HEALTH CARE/THE BIO BALANCE CORP.
                        REGISTRATION STATEMENT EFFECTIVE

Brooklyn,  NY - November 6, 2002 - New York Health Care, Inc. (Nasdaq  SmallCap:
NYHC), announced today that the Securities and Exchange Commission has declared effective the Form S-4 Registration Statement relating to the pending acquisition of The Bio Balance Corp. ("Bio Balance"). The acquisition of Bio Balance remains contingent upon approval by the shareholders of NYHC and Bio Balance and satisfaction of other closing conditions. Proxy materials are expected to be mailed this week to the registered shareholders of each company. NYHC shareholders will vote on the acquisition and related matters at its annual shareholders meeting on Tuesday, December 10, 2002, at 10:00 a.m. E.S.T. at NYHC's offices. Bio Balance shareholders will vote on the acquisition and related matters at a special shareholders meeting on Monday, December 9, 2002, at 10:00 a.m. E.S.T. at Bio Balance's offices. Assuming approval of the acquisition by the shareholders of both companies and satisfaction of the other closing conditions, closing of the acquisition is anticipated to occur effective January 1, 2003.

ABOUT NEW YORK HEALTH CARE

New York Health Care is a licensed home health care agency engaged primarily in supplying the services of paraprofessionals who provide a broad range of health care support services to patients in their homes. New York Health Care operates 24 hours a day, seven days a week to receive referrals and coordinate services with physicians, case managers, patients and their families in all five boroughs of New York City and the counties of Nassau, Westchester, Rockland, Orange, Duchess, Ulster, Putnam and Sullivan, in the State of New York. New York Health Care also operates in Jersey City, Edison, Bradley Beach, Toms River, East Orange and Hackensack, New Jersey under the name Helping Hands Healthcare, (the business name of NYHC Newco Paxxon, Inc., a wholly owned subsidiary of New York Health Care). New York Health Care's services are supplied principally pursuant to contracts with health care institutions and agencies such as various county Departments of Social Services, NYC HRA, New Jersey Medicaid, Beth Abraham Health Services in the Bronx and Westchester County, Kingsbridge Medical Center, Aetna US Healthcare, and Gentiva Health Services.

ABOUT BIO BALANCE

Bio Balance is a development stage company, which owns "probiotic" technology and intellectual property and has engaged in the research, development and limited marketing in Israel of a product for the treatment of gastrointestinal diseases and disorders in animals and humans, including Irritable bowel syndrome ("IBS") and chronic diarrhea.

SAFE HARBOR STATEMENT

In addition to historical information, certain of the statements in the preceding paragraphs, particularly those anticipating future events, financial performance, business prospects and growth and operating strategies constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as anticipate, believe, estimate, expect, intend, predict, hope or similar expressions. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, satisfaction of approvals and conditions applicable to the transaction described above, the Company's ability to implement its strategies and achieve its objectives and the risks and uncertainties described in reports filed by NYHC with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation, cautionary statements made in NYHC's 2001 Annual Report on Form 10-K , 10-K/A and NYHC's latest quarterly report on 10-Q and in the Prospectus/Proxy Statement appearing as part of the Form S-4 Registration Statement of NYHC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, NYHC has filed a Form S-4 registration statement with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT INCLUDED IN THE REGISTRATION STATEMENT BECAUSE IMPORTANT INFORMATION IS CONTAINED THEREIN. Investors and security holders may obtain a free copy of the prospectus/proxy statement and other documents filed by NYHC with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the prospectus/proxy statement and registration statement and NYHC's other filings with the Commission may also be obtained from the respective companies. Free copies of NYHC's filings may be obtained by directing a request to New York Health Care, Inc., 1850 MacDonald Avenue, Brooklyn, New York, Attn:
Jerry Braun.

PARTICIPANTS IN THE SOLICITATION

NYHC, Bio Balance and their respective directors, executive officers and other members of their management and employees have solicited proxies from their respective stockholders in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of NYHC's and Bio Balance's stockholders under the rules of the Commission is set forth in the prospectus/proxy statement.